UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 14, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

June 30, 2013

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings (Loss)	2

Consolidated Comprehensive Income (Loss)	3

Consolidated Changes in Shareholders’ Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 18

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Revenue	193,462	197,751	390,157	396,663
Cost of sales	151,202	161,629	309,591	328,134

Gross profit	42,260	36,122	80,566	68,529

Selling, general and administrative expenses	20,208	20,653	43,167	39,026
Research expenses	1,589	1,650	3,191	3,169

	21,797	22,303	46,358	42,195

Operating profit before manufacturing facility closures, restructuring and other related charges	20,463	13,819	34,208	26,334

Manufacturing facility closures, restructuring and other related charges	924	14,152	28,125	14,698

Operating profit (loss)	19,539	(333)	6,083	11,636

Finance costs
Interest	1,846	3,384	3,599	6,739
Other expense	437	667	597	1,140

	2,283	4,051	4,196	7,879
		.

Earnings (loss) before income tax expense (benefit)	17,256	(4,384)	1,887	3,757
Income tax expense (benefit) (Note 8)
Current	1,909	353	2,660	846
Deferred	226	(848)	(86)	(909)

	2,135	(495)	2,574	(63)

Net earnings (loss)	15,121	(3,889)	(687)	3,820

Earnings (loss) per share
Basic	0.25	(0.07)	(0.01)	0.06
Diluted	0.25	(0.07)	(0.01)	0.06

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 4 presents additional information on consolidated earnings (loss).

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Net earnings (loss)	15,121	(3,889)	(687)	3,820

Other comprehensive income (loss)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense, nil in 2012)	—	(112)	—	226
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense, nil in 2012)	—	(394)	—	(195)
Change in cumulative translation adjustments	(2,272)	(2,487)	(4,266)	(649)

Items that will be reclassified subsequently to net earnings (loss)	(2,272)	(2,993)	(4,266)	(618)

Other comprehensive loss	(2,272)	(2,993)	(4,266)	(618)

Comprehensive income (loss) for the period	12,849	(6,882)	(4,953)	3,202

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Six months ended June 30, 2012

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$

Balance as of December 31, 2011	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

Transactions with owners
Exercise of stock options	50,000	123						123
Stock-based compensation expense			284					284

	50,000	123	284					407

Net earnings							3,820	3,820
Other comprehensive income (loss)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					226	226		226
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(195)	(195)		(195)
Changes to cumulative translation adjustments				(649)		(649)		(649)

Comprehensive income for the period				(649)	31	(618)	3,820	3,202

Balance as of June 30, 2012	59,011,050	348,271	16,895	557	18	575	(224,954)	140,787

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Six months ended June 30, 2013

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock		Contributed surplus	Accumulated other comprehensive loss	Deficit	Total shareholders’ equity
	Number	Amount		Cumulative translation adjustment account
		$	$	$	$	$

Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	(217,462)	153,834

Transactions with owners
Exercise of stock options	1,071,610	3,623				3,623
Excess tax benefit on stock options		1,983				1,983
Stock-based compensation expense			290			290
Stock-based compensation expense credited to capital on options exercised		1,451	(1,451)			—
Dividends on common stock					(4,799)	(4,799)

	1,071,610	7,057	(1,161)		(4,799)	1,097

Net loss					(687)	(687)
Other comprehensive loss
Changes to cumulative translation adjustments				(4,266)		(4,266)

Comprehensive loss for the period				(4,266)	(687)	(4,953)

Balance as of June 30, 2013	60,696,649	358,759	15,225	(1,058)	(222,948)	149,978

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	15,121	(3,889)	(687)	3,820
Adjustments to net earnings (loss)
Depreciation and amortization	6,816	7,637	13,909	15,225
Income tax expense (benefit)	2,135	(495)	2,574	(63)
Interest expense	1,846	3,384	3,599	6,739
Charges in connection with manufacturing facility closures, restructuring and other related charges	24	13,042	23,319	13,428
Reversal of write-down of inventories, net	—	(57)	—	(31)
Stock-based compensation expense	880	231	2,720	374
Pension and other post-retirement benefits expense	758	755	1,519	1,511
(Gain) loss on foreign exchange	120	(128)	20	104
Other adjustments for non-cash items	53	159	(61)	359
Income taxes paid, net	(544)	(653)	(70)	(654)
Contributions to defined benefit plans	(1,459)	(2,010)	(2,033)	(2,781)

Cash flows from operating activities before changes in working capital items	25,750	17,976	44,809	38,031

Changes in working capital items
Trade receivables	2,222	1,570	(9,764)	(9,039)
Inventories	(6,711)	(3,424)	(9,414)	(7,570)
Parts and supplies	(266)	(310)	(415)	(615)
Other current assets	(2,790)	(2,599)	278	(136)
Accounts payable and accrued liabilities	1,957	2,560	(1,834)	2,343
Provisions	(1,053)	864	2,573	405

	(6,641)	(1,339)	(18,576)	(14,612)

Cash flows from operating activities	19,109	16,637	26,233	23,419

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	—	300	—	100
Purchase of property, plant and equipment	(18,176)	(3,777)	(24,001)	(8,509)
Proceeds from disposals of property, plant and equipment and other assets	—	—	1,645	20
Restricted cash and other assets	363	311	427	283
Purchase of intangible assets	(71)	(20)	(71)	(27)

Cash flows from investing activities	(17,884)	(3,186)	(22,000)	(8,133)

FINANCING ACTIVITIES
Proceeds from long-term debt	40,233	5,720	51,320	26,346
Repayment of long-term debt	(33,338)	(16,623)	(46,169)	(31,228)
Payments of debt issue costs	(88)	(12)	(102)	(1,459)
Interest paid	(1,475)	(654)	(4,008)	(6,331)
Dividends paid	(4,799)	—	(4,799)	—
Proceeds from exercise of stock options	2,377	123	3,662	123

Cash flows from financing activities	2,910	(11,446)	(96)	(12,549)

Net increase in cash	4,135	2,005	4,137	2,737
Effect of foreign exchange differences on cash	(112)	(294)	(209)	(183)
Cash, beginning of period	5,796	5,188	5,891	4,345

Cash, end of period	9,819	6,899	9,819	6,899

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	June 30, 2013 (Unaudited)	December 31, 2012 (Audited)
	$	$
ASSETS
Current assets
Cash	9,819	5,891
Trade receivables	85,150	75,860
Other receivables	4,502	5,163
Inventories (Note 6)	100,075	91,910
Parts and supplies	13,469	14,442
Prepaid expenses	5,934	5,701

	218,949	198,967
Property, plant and equipment (Note 7)	169,835	185,592
Other assets	3,414	3,597
Intangible assets	1,670	1,980
Deferred tax assets	34,181	36,016

Total assets	428,049	426,152

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	74,752	76,005
Provisions (Note 10)	2,709	1,526
Installments on long-term debt (Note 9)	11,506	9,688

	88,967	87,219
Long-term debt (Note 9)	145,814	141,611
Pension and other post-retirement benefits	39,919	40,972
Provisions (Note 10)	3,166	1,891
Other liabilities	205	625

	278,071	272,318

SHAREHOLDERS’ EQUITY
Capital stock (Note 11)	358,759	351,702
Contributed surplus	15,225	16,386
Deficit	(222,948)	(217,462)
Accumulated other comprehensive income (loss)	(1,058)	3,208

	149,978	153,834

Total liabilities and shareholders’ equity	428,049	426,152

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2013

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 -	GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Sarasota-Bradenton, Florida, U.S.A. The address of the Parent Company’s registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1, c/o Heenan Blaikie LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the group’s ultimate parent.

2 -	ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of June 30, 2013 and December 31, 2012, as well as its interim consolidated earnings (loss), comprehensive income (loss) and cash flows for the three and six months ended June 30, 2013 and 2012, and the changes in shareholders’ equity for the six months ended June 30, 2013 and 2012. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in US dollars. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

Estimates

When preparing the financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and will seldom equal the estimated results. The judgments, estimates and assumptions applied in the financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Company’s most recent annual audited consolidated financial statements. The only exceptions are the estimate of the provision for income taxes which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the pre-tax income of the interim period and the item discussed in Note 3. These financial statements and notes should be read in conjunction with the Company’s most recent annual audited consolidated financial statements.

Presentation of items of other comprehensive income (loss)

Amended IAS 1 – Presentation of Financial Statements: requires entities to group items presented in other comprehensive income (loss) (“OCI”) into those that, in accordance with other IFRS, will be reclassified subsequently to earnings or loss and those that will not be reclassified subsequently to earnings or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged: however, if the items are presented before tax then amended IAS 1 requires the tax related to each of the two groups of OCI to be shown separately.

These financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. These adjustments are of a normal recurring nature.

These financial statements were authorized for issuance by the Company’s Board of Directors on August 14, 2013.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been issued by the IASB but are not yet effective, and have not been adopted by the Company. Management anticipates that all of the relevant pronouncements will be adopted by the first period beginning the date of the pronouncement. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements are detailed as follows:

IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. IFRS 7 has been amended to require disclosures that are either permitted or required on the basis of the entity’s date of adoption of IFRS 9 and whether the entity elects to restate prior periods under IFRS 9 and is effective for annual periods beginning on or after January 1, 2015. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 -	PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

As noted in the March 31, 2013 Interim Condensed Consolidated Financial Statements, the Company adopted Amended IAS 19 – Employee Benefits on January 1, 2013.

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application, introduced a measure of net interest income (expense) computed on the net pension asset (obligation) that replaced separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The amended standard also required immediate recognition of past service costs associated with benefit plan changes; eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the amended standard, the Company’s net earnings for 2012 were lower than originally reported. The decrease arose primarily because net interest income (expense) was calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets previously used to measure interest attributable to plan assets. On a quarterly basis, this also resulted in an income tax benefit and an increase to the net pension liability.

The impact of these changes for the three and six month periods ended June 30, 2012 is summarized as follows:

	Three months ended June 30, 2012			Six months ended June 30, 2012
	As Reported	IAS 19 Adjustment	Adjusted	As Reported	IAS 19 Adjustment	Adjusted
	$	$	$	$	$	$
Revenue	197,751	—	197,751	396,663		396,663
Cost of sales	161,124	505	161,629	327,124	1,010	328,134

Gross profit	36,627	(505)	36,122	69,539	(1,010)	68,529

Selling, general and administrative expenses	20,653	—	20,653	39,026	—	39,026
Research expenses	1,650	—	1,650	3,169	—	3,169

	22,303	—	22,303	42,195	—	42,195

Operating profit before manufacturing facility closures, restructuring and other related charges	14,324	(505)	13,819	27,344	(1,010)	26,334

Manufacturing facility closures restructuring and other related charges	14,152	—	14,152	14,698	—	14,698

Operating profit (loss)	172	(505)	(333)	12,646	(1,010)	11,636

Finance costs
Interest	3,384	—	3,384	6,739	—	6,739
Other expense	667	—	667	1,140	—	1,140

	4,051	—	4,051	7,879	—	7,879
	.		.	.		.
Earnings (loss) before income tax expense (benefit)	(3,879)	(505)	(4,384)	4,767	(1,010)	3,757
Income tax expense (benefit)
Current	353	—	353	846	—	846
Deferred	(807)	(41)	(848)	(827)	(82)	(909)

	(454)	(41)	(495)	19	(82)	(63)

Net earnings (loss)	(3,425)	(464)	(3,889)	4,748	(928)	3,820

Earnings (loss) per share
Basic	(0.06)	(0.01)	(0.07)	0.08	(0.02)	0.06
Diluted	(0.06)	(0.01)	(0.07)	0.08	(0.02)	0.06

For the years ended December 31, 2012 and 2011, the impact of adoption is a decrease to earnings before income tax benefit of $2.3 million and $1.7 million, respectively and an income tax benefit of $0.2 million for each of these years. This impact also results in an equivalent net increase to other comprehensive income and deficit. As such, the retrospective application did not result in an impact to the Company’s balance sheets as of January 1, 2012 and December 31, 2012.

The Company’s interim consolidated cash flows were not significantly impacted.

4 -	INFORMATION INCLUDED IN CONSOLIDATED EARNINGS (LOSS)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	33,801	32,227	69,372	65,985
Stock-based compensation expense	880	231	2,720	374
Pensions – defined benefit plans	786	784	1,575	1,559
Pensions – defined contribution plans	934	1,089	1,861	1,946

	36,401	34,331	75,528	69,864

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Finance costs – Interest
Interest on long-term debt	1,590	3,170	3,212	6,317
Amortization of debt issue costs on long-term debt and asset-based loan	354	277	591	560
Interest capitalized to property, plant and equipment	(98)	(63)	(204)	(138)

	1,846	3,384	3,599	6,739

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Finance costs – Other (income) expense
Foreign exchange loss	120	333	21	295
Other (income) expense and other finance costs, net	317	334	576	845

	437	667	597	1,140

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Additional information
Depreciation of property, plant and equipment	6,645	7,424	13,563	14,797
Amortization of intangible assets	171	213	346	428
Amortization of other charges	5	24	10	45
Impairment of long-term assets	168	11,130	22,092	11,130
Loss on disposal of property, plant and equipment	28	75	58	315
Write-down of inventories to net realizable value	—	—	—	57
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales	—	—	—	(88)

5 -	MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, which are included in the Company’s consolidated earnings (loss) for the three and six months ended June 30, 2013 and 2012 under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended June 30, 2013			Six months ended June 30, 2013
	South Carolina project	Other projects	Total	South Carolina project	Other projects	Total
	$	$	$	$	$	$

Impairment (reversal) of property, plant and equipment	24	(11)	13	22,213	(276)	21,937
Impairment (reversal) of parts and supplies	—	(31)	(31)	1,312	(31)	1,281
Equipment relocation	—	498	498	—	1,572	1,572
Reversal of write-down of inventories to net realizable value	—	(48)	(48)	—	(78)	(78)
Severance and other labor related costs	203	21	224	203	62	265
Environmental costs	—	—	—	2,522	—	2,522
Idle facility costs	—	200	200	—	533	533
Other costs	54	14	68	58	35	93

	281	643	924	26,308	1,817	28,125

	Three months ended June 30, 2012			Six months ended June 30, 2012
	South Carolina project	Other projects	Total	South Carolina project	Other projects	Total
	$	$	$	$	$	$

Impairment of property, plant and equipment	—	10,627	10,627	—	10,627	10,627
Impairment of parts and supplies	—	1,167	1,167	—	1,167	1,167
Impairment of intangible assets	—	503	503	—	503	503
Write-down of inventories to net realizable value	—	488	488	—	488	488
Severance and other labor related costs	—	1,195	1,195	—	1,195	1,195
Idle facility costs	—	172	172	—	718	718

	—	14,152	14,152	—	14,698	14,698

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment. The charges incurred are included in the table above under South Carolina project.

In 2013, the other charges incurred are the incremental costs of the ongoing Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah, other small restructuring initiatives and the Brantford, Ontario facility closure and are included in the table above under Other projects.

In 2012, the charges incurred are primarily the costs of the Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives and are included in the table above under Other projects. The Idle facility charges under Other projects are primarily related to the revaluation of certain Brantford, Ontario facility assets in connection with the Brantford, Ontario facility closure.

6 -	INVENTORIES

	June 30, 2013	December 31, 2012
	$	$
Raw materials	26,085	27,856
Work in process	19,485	19,904
Finished goods	54,505	44,150

	100,075	91,910

The amount of inventories recognized as an expense during the period corresponds to cost of sales.

7 -	PROPERTY, PLANT AND EQUIPMENT

During the three and six months ended June 30, 2013, acquisitions of property, plant and equipment amounted to approximately $18.2 million and $24.0 million, respectively ($3.8 million and $8.5 million for the three and six months ended June 30, 2012, respectively). During the three and six months ended June 30, 2013, the net book value of property, plant and equipment disposals amounted to less than $0.1 million and $1.5 million, respectively ($0.1 million and $0.3 million for the three and six months ended June 30, 2012, respectively) and the loss on those disposals amounted to less than $0.1 million ($0.1 million and $0.3 million loss for the three and six months ended June 30, 2012, respectively).

On June 28, 2013, in connection with the relocation of the Columbia, South Carolina manufacturing facility, the Company purchased real estate including land and building of $11.3 million in Blythewood, South Carolina. The purchase is included under the caption property, plant and equipment in construction in progress as the real estate is being prepared for its intended use and is expected to be placed into service in a future period.

As of June 30, 2013 and December 31, 2012, the Company had commitments to purchase machines and equipment totaling approximately $5.7 million and $5.5 million, respectively.

During the three and six months ended June 30, 2013, the Company recorded impairment losses on idle assets of $0.2 million (nil for the three and six months ended June 30, 2012) and were included in the statement of consolidated earnings (loss) under the caption cost of sales and the statement of consolidated cash flows under the caption other adjustments for non-cash items. There were no reversals of impairment losses during the current and comparative reporting periods, other than those discussed in Note 5 and included in the statement of consolidated earnings (loss) under the caption manufacturing facility closures, restructuring and other related charges.

8 -	INCOME TAXES

Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense (benefit) in one interim period may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes. The effective tax rate for the three and six months ended June 30, 2013 was approximately 12.4% and 136.4%, respectively (11.3% and negative 1.7% for the three and six months ended June 30, 2012, respectively). The increase in effective tax rate between the three months ended June 30, 2013 and the three months ended June 30, 2012 is primarily due to income tax expense recorded for stock options exercised, the impact of the nonrecurrence of US alternative minimum tax recorded on losses before income tax expense due to the ability in the second quarter of 2013 to utilize certain US alternative minimum tax net operating losses without limitation, an increase in the state effective tax rate due to the combination of higher earnings before income tax expense in the second quarter of 2013 resulting from lower manufacturing rationalization charges and an increase in state income taxes due to a decrease in the amount of state net operating loss carryforwards available in certain states; and the expected change in the apportionment of taxable income by province in Canada. These increases to the effective tax rate were offset by a significant change in earnings before income tax expense in a jurisdiction for which the Company does not record deferred tax assets. The increase in effective tax rate between the six months ended June 30, 2013 and the six months ended June 30, 2012 is primarily due to income tax expense recorded for stock options exercised, an increase in state income taxes resulting from a decrease in the amount of state net operating loss carryforwards available in certain states and the combination of an increase in state taxable income with a reduction in earnings before income tax expense due to higher manufacturing rationalization charges; and the expected change in the apportionment of taxable income by province in Canada. These increases were offset by the benefit received from the ability in the first six months of 2013 to utilize certain US alternative minimum tax net operating losses without limitation.

9 -	LONG-TERM DEBT

	June 30, 2013	December 31, 2012
	$	$
Senior Subordinated Notes (“Notes”) (1)	18,564	38,282
Asset-Based Loan (“ABL”) (1)	94,033	77,709
Real estate secured term loan (“Real Estate Loan”) (1)	15,026	15,632
Finance lease liabilities	12,694	10,979
Term debt	1,081	2,576
Mortgage loans (1)	9,919	1,504
Equipment finance agreement advance fundings	6,003	4,617

	157,320	151,299
Less: Installments on long-term debt	11,506	9,688

	145,814	141,611

(1)	The Notes, ABL, Real Estate Loan and mortgage loans are presented net of unamortized related debt issue costs, amounting to $2.4 million ($3.0 million as of December 31, 2012).

As of June 30, 2013 and December 31, 2012, the effective interest rate on borrowings under the ABL was 2.37% and 2.36%, respectively.

The Company’s unused availability under the ABL as of June 30, 2013 and December 31, 2012 was $41.8 million and $48.8, respectively.

The ABL has one financial covenant, a fixed charge ratio of greater than or equal to 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was in compliance with this fixed charge ratio covenant as of June 30, 2013.

Equipment finance agreement advance fundings, which are amounts funded and borrowed but not yet scheduled, were $6.0 million as of June 30, 2013. Advance fundings accrue interest at the 30-day LIBOR rate plus 200 basis points resulting in an interest rate of 2.19% as of June 30, 2013. The Company entered into the third schedule on June 28, 2013 for $2.2 million at an interest rate of 2.9% with 60 monthly payments of $39,329 and the last payment due on June 27, 2018.

The Real Estate Loan contains two financial covenants, both of which are determined at the end of each fiscal month. The Company has been in compliance with these covenants since entering into the Real Estate Loan.

On May 14, 2013, the Company announced a notice of redemption to redeem the aggregate principal amount of $20.0 million of its outstanding 8.5% Notes due August 2014. The redemption of $20.0 million of the Notes occurred on June 27, 2013. The Company financed the redemption with funds available under the ABL combined with its cash flows from operations. The corresponding expense write-off of debt issue costs of $0.2 million was recorded in interest under the caption finance costs in the statement of consolidated earnings (loss).

On June 28, 2013, the Company purchased real estate in Blythewood, South Carolina for $11.3 million and entered into a mortgage (“South Carolina Mortgage”) on the real estate for up to $10.7 million, $8.5 million of which was advanced upon closing of the purchase of the property. Interest will be payable monthly and principal will be amortized on a straight-line basis over ten years. The loan provides for an additional advance of $2.1 million upon completion of building improvements, subject to an appraisal. The loan had a net book value of $8.5 million as of June 30, 2013. The maturity of the loan may be accelerated if the ABL facility is not extended, refinanced with a credit facility acceptable to Wells Fargo Bank, National Association (“Wells Fargo”), or if Wells Fargo ceases to be an ABL lender by reason of the action of the Company. The loan bears interest at a rate of 30-day LIBOR plus 215 basis points. The mortgage loan initially requires monthly payments of principal of $70,937.50 (subject to adjustment if the additional advance is made) plus accrued interest, with the first payment paid on July 15, 2013. In the event the additional $2.1 million is not advanced, a final payment of up to $7.2 million will be due on February 1, 2017 if the ABL facility is not extended or refinanced with a credit facility acceptable to Wells Fargo. The mortgage loan contains two financial covenants, a fixed charge coverage ratio of at least 1.1 to 1.0 and a cash flow leverage ratio of not greater than 3.5 to 1.0, both of which are measured monthly on a trailing 12-month basis. The Company has been in compliance with these covenants since entering into the mortgage loan. The loan is secured by the Company’s Blythewood, South Carolina real property and the building improvements thereon with a net book value of $11.3 million as of June 30, 2013.

A default under the Company’s ABL will be deemed a default under the Company’s South Carolina Mortgage, Real Estate Loan and Equipment Financing Agreement.

10 -	PROVISIONS AND CONTINGENT LIABILITIES

The rollforward of the Company’s provisions is as follows as of June 30, 2013:

	Environmental	Restoration	Resolution of a contingent liability	Severance and other	Total
	$	$	$	$	$
Balance, December 31, 2012	—	1,891	—	1,526	3,417
Additional provisions	2,518	—	1,300	661	4,479
Amounts paid	—	(19)	(1,000)	(887)	(1,906)
Foreign exchange	—	(74)	—	(41)	(115)

Balance, June 30, 2013	2,518	1,798	300	1,259	5,875

Amount presented as current	—	1,313	300	1,096	2,709

Amount presented as non-current	2,518	485	—	163	3,166

Balance, June 30, 2013	2,518	1,798	300	1,259	5,875

The environmental provision pertains to the Columbia, South Carolina manufacturing facility. Refer to Note 5 for more information regarding the relocation of the Columbia, South Carolina manufacturing facility.

In February 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the U.S. District Court for Western Tennessee, alleging that the Company had infringed a patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. In May 2013, the Company agreed to a settlement of the outstanding litigation. Under the confidential settlement agreement, the Company will pay Multilayer an undisclosed amount in full settlement of all outstanding issues. The terms of the agreement do not restrict the sale of any of the Company’s products, as the Company’s current products do not utilize Multilayer’s patented invention. The Company does not expect that the settlement will have any material effect on the Company’s continuing operations. The Company established a provision with respect to this matter as of and for the three months ended March 31, 2013. The amount is included in the statement of consolidated earnings (loss) under the caption selling, general and administrative expenses and the consolidated balance sheet under the caption provisions within current liabilities.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no additional amounts have been recorded as of June 30, 2013.

During the reporting period, there were no reversals of provisions.

11 -	CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of June 30, 2013 and December 31, 2012 were 60,696,649 and 59,625,039, respectively.

The weighted average number of common shares outstanding for the periods ended June 30, are as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Basic	60,288,991	58,981,435	60,005,104	58,971,242
Effect of stock options	1,295,741	—	—	1,621,668

Diluted	61,584,732	58,981,435	60,005,104	60,592,910

For the three and six months ended June 30, 2013, the number of options that were anti-dilutive and not included in diluted earnings per share calculations were 747,500 and 2,311,677, respectively (3,283,526 and nil for the three and six months ended June 30, 2012, respectively).

The Company declared a cash dividend of $0.08 per common share paid on April 10, 2013 to shareholders of record at the close of business on March 25, 2013. The aggregate amount of this dividend payment was $4.8 million based on 59,983,184 shares of the Company’s common shares issued and outstanding as of March 25, 2013.

Stock Appreciation Rights

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56.

As of June 30, 2013, the fair value per SAR outstanding was estimated as $5.73 using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life		4.8 years
Expected volatility		43%
Risk-free interest rate		1.92%
Expected dividends		2.59%
Stock price at grant date	CDN$	7.56
Exercise price of awards	CDN$	7.56

Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for four years prior to the period end date for awards with a six year life, and six years for awards with a ten year life, with more weight placed on the more recent time periods.

During the three and six months ended June 30, 2013, $0.7 million and $2.4 million of expense is included under the caption selling, general and administrative expenses, respectively ($0.1 million for the three and six months ended June 30, 2012). The corresponding liability is recorded on the Company’s consolidated balance sheet respectively under the caption accounts payable and accrued liabilities for amounts vested and expected to vest in the next 12 months, and other liabilities for amounts expected to vest greater than 12 months.

During the three and six months ended June 30, 2013, 12,500 SARs were exercised at a weighted average exercise price of CDN$7.56 (nil for both the three and six months ended June 30, 2012), resulting in cash payments of approximately $40,000, subsequently paid in July (nil for the three and six months ended June 30, 2012).

During the three and six months ended June 30, 2013, 30,000 SARs were forfeited (nil options expired or were forfeited for the three and six months ended June 30, 2012).

Stock Options

During the three and six months ended June 30, 2013, 747,500 stock options were granted at a weighted average exercise price of CDN$12.04 and a fair value of $3.66.

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life		5.7 years
Expected volatility		43%
Risk-free interest rate		1.56%
Expected dividends		2.75%
Share price	CDN$	12.04
Exercise price	CDN$	12.04

Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the three and six months ended June 30, 2012 no options were granted.

During the three and six months ended June 30, 2013, 713,465 and 1,071,610 stock options were exercised at a weighted average exercise price of CDN$3.39 and CDN$3.47, respectively (50,000 for both the three and six months ended June 30, 2012 at a weighted average exercise price of CDN$2.49), resulting in cash proceeds to the Company of $2.4 million and $3.6 million, respectively ($0.1 million for the three and six months ended June 30, 2012).

During the three and six months ended June 30, 2013, 21,250 options were forfeited (165,000 and 440,500 options expired or were forfeited for the three and six months ended June 30, 2012, respectively).

The weighted average exercise price and fair value per option outstanding as of June 30, 2013 was:

Exercise price	CDN$	5.26
Fair value		$1.92

Contributed Surplus

During the three and six months ended June 30, 2013, the contributed surplus account increased approximately $0.2 million and $0.3 million, respectively ($0.1 million and $0.3 million for the three and six months ended June 30, 2012, respectively), representing the stock-based compensation expense recorded for the period associated with stock options. During the three and six months ended June 30, 2013, the contributed surplus account decreased approximately $0.7 million and $1.5 million, respectively (nil for the three and six months ended June 30, 2012), representing the stock-based compensation expense credited to capital stock on options exercised.

12 -	FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

The fair value of the Company’s Notes as of June 30, 2013 and December 31, 2012, was $18.7 million and $38.7 million, respectively.

13 -	POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Non-Adjusting Events

On August 14, 2013, the Company’s Board of Directors approved a change in the semi-annual dividend policy to a quarterly dividend policy. Under this quarterly dividend policy the Company declared a cash dividend of $0.08 per common share payable September 30, 2013 to shareholders of record at the close of business on September 16, 2013. The estimated amount of this dividend payment is $4.9 million based on 60,719,149 shares of the Company’s common shares issued and outstanding as of August 14, 2013.

On July 12, 2013, the Company’s Board of Directors approved the redemption, at par value, of the remaining $18.7 million aggregate principal amount of its outstanding 8.5% Notes due August 2014. The redemption of $18.7 million of the Notes will occur on August 30, 2013, at which time the Indenture will be discharged and all Notes satisfied. The Company will finance the redemption with funds available under the ABL combined with its cash flows from operations.

No other significant non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.